UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Jazz Pharmaceuticals, Inc.

(Name of Issuer)

Common Stock, $0.0001 par value

(Title of Class of Securities)

472147107

(CUSIP Number)

David Brabazon Chief Financial Officer Azur Pharma Limited 45 Fitzwilliam Square Dublin 2 Ireland +353 1 634 4181

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

Copies to:

Reb D. Wheeler, Esq.

Mayer Brown LLP

1675 Broadway

New York, New York 10019

(212) 506-2414

September 19, 2011

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (“Securities Exchange Act”) or otherwise subject to the liabilities of that section of the Securities Exchange Act but shall be subject to all other provisions of the Securities Exchange Act (however, see the Notes).

CUSIP No. 472147107

1.	Name of Reporting Person Azur Pharma Limited
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only:
4.	Source of Funds (See Instructions): OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐
6.	Citizenship or Place of Organization: Ireland
Number of Shares Beneficially by Owned by Each Reporting Person With	7.	Sole Voting Power: 0
	8.	Shared Voting Power: 18,181,395 (1)
	9.	Sole Dispositive Power: 0
	10.	Shared Dispositive Power: 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 18,181,395 (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares: ☒(1) (See Instructions)
13.	Percent of Class Represented by Amount in Row (11): 43.2% (2)
14.	Type of Reporting Person (See Instructions): OO

(1)

Beneficial ownership of the shares of common stock, par value $0.0001 per share (the “Common Stock”) of Jazz Pharmaceuticals, Inc., a Delaware Corporation (the “Issuer”) is being reported hereunder because the Reporting Person may be deemed to have beneficial ownership of such Common Stock by virtue of the Voting Agreements (as defined herein) described in Item 4 below. Neither the filing of this statement on Schedule 13D nor

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any of its contents shall be deemed to constitute an admission by the Reporting Person that it is the beneficial owner of any of such shares for purposes of Section 13(d) of the Securities Exchange Act or for any other purpose, and such beneficial ownership is hereby expressly disclaimed.

The shares of Common Stock over which the Reporting Person may be deemed to have shared voting power are comprised of 18,181,395 outstanding shares of Common Stock held by the Supporting Stockholders (as defined in Item 4 below), all of which are currently among the securities subject to the Voting Agreements. Such shares do not include 1,908,850 shares of Common Stock that may be issued to the Supporting Stockholders upon exercise of warrants held by the Supporting Stockholders. If any Supporting Stockholder exercises any such warrant, the shares of Common Stock issued upon such exercise will become subject to the respective Voting Agreement, and as a result the Reporting Person may be deemed to have shared voting power in respect of such shares.

(2)	The percentages used herein are calculated based on an aggregate total of 42,100,241 shares of Common Stock issued and outstanding as of September 15, 2011, as represented by the Issuer in the Merger Agreement (as defined below) filed as Exhibit 1 to this Schedule 13D.

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SCHEDULE 13D

Item 1. Security and Issuer

This Schedule 13D relates to the common stock, $0.0001 par value per share (the “Common Stock”), issued by Jazz Pharmaceuticals, Inc., a Delaware corporation (the “Issuer”). The Issuer has its principal executive offices at 3180 Porter Drive, Palo Alto, California, 94304.

Item 2. Identity and Background

(a)-(c): This Schedule 13D is being filed by Azur Pharma Limited, a private limited company incorporated in Ireland (“Azur” or the “Reporting Person”), which has its principal office at 45 Fitzwilliam Square, Dublin 2 Ireland. Azur is a privately held pharmaceutical company whose principal business is developing and marketing pharmaceutical products in specialty therapeutic areas.

The name and principal occupation or employment of the directors and executive officers of the Reporting Person as of the date hereof are as set forth below. The business address of each of the below individuals is 45 Fitzwilliam Square, Dublin 2 Ireland.

Name	Principal Occupation or Employment
Directors
Seamus Mulligan	Chairman and Chief Executive Officer of Azur
Brian McKiernan	Head of Private Clients at J&E Davy
Anthony Tebbutt	Management consultant (self employed)

Executive Officers
Seamus Mulligan	Chairman and Chief Executive Officer of Azur
David Brabazon	Chief Financial Officer of Azur
Eunan Maguire	Senior Vice President, U.S. Operations of Azur
Michael Kelly	Senior Vice President, General Manager, U.S. Operations of Azur
Fintan Keegan	Senior Vice President, Technical Operations of Azur

Davycrest Nominees Limited (“Davycrest Nominees”), a private unlimited company incorporated in Ireland, is the record holder of approximately 43% of the issued and outstanding ordinary shares of Azur. Additionally, Davycrest Nominees has the right to nominate one person to the board of directors of Azur. Davycrest Nominees is wholly-owned subsidiary J&E Davy (“J&E Davy”) and its ultimate parent company is Amber Note (“Amber Note”), both of which are private unlimited companies incorporated in Ireland. The principal business of Davycrest Nominees is the holding of investments as nominee for investors. The principal business of J&E Davy and Amber Note is stock brokering, wealth management and financial advisory services. The principal office of Davycrest Nominees, J&E Davy and Amber Note is Davy House, 49 Dawson Street, Dublin 2, Ireland. Details regarding each of the directors and executive officers of Davycrest Nominees and Amber Note are set forth in Schedule 1 to this Schedule 13D.

(d)-(e): During the last five years, neither the Reporting Person nor, to the knowledge of the Reporting Person, any of the other persons or any of the directors or executive officers identified above or on Schedule 1 hereto (i) has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of

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such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, U.S. federal or state securities laws or finding any violation with respect to such laws.

(f): All of the directors and executive officers identified above and on Schedule 1 hereto are Irish citizens, except for Anthony Tebbutt and Michael Kelly who are both U.S. citizens.

Item 3. Source and Amount of Funds or Other Consideration

As described in response to Item 4, the Subject Securities (as defined below) to which this Schedule 13D relates have not been purchased by Azur, and thus no funds were used for such purpose. The Supporting Stockholders entered into the Voting Agreements as an inducement to Azur to enter into the Merger Agreement described in Item 4 of this Schedule 13D (the terms of which are hereby incorporated by reference). No additional consideration was paid to the Supporting Stockholders in connection with the execution and delivery of the Voting Agreements and thus no funds were used for such purpose. For a description of the Voting Agreements, see Item 4 below, which description is incorporated herein by reference in response to this Item 3.

Item 4. Purpose of Transaction

Agreement and Plan of Merger and Reorganization

On September 19, 2011, the Issuer entered into an Agreement and Plan of Merger and Reorganization (the “Merger Agreement”) by and among Azur, Jaguar Merger Sub Inc., a Delaware corporation and wholly owned subsidiary of Azur (“Merger Sub”), the Issuer and Seamus Mulligan, solely in his capacity as the representative for the Azur security holders. Under the terms of the Merger Agreement and subject to the satisfaction or waiver of the conditions therein, the Issuer and Azur will combine their businesses in a stock transaction in which (i) Azur will effectuate a restructuring described in the Merger Agreement (the “Reorganization”) and (ii) Merger Sub will merge with and into the Issuer (the “Merger”), with the Issuer as the surviving corporation in the Merger as a wholly owned subsidiary of Azur. At or prior to the completion of the Merger, Azur will change its name to Jazz Pharmaceuticals plc (“New Jazz”). The transaction has been approved by the boards of directors of both the Issuer and Azur.

At the effective time of the Merger, (i) each share of the Issuer’s Common Stock then issued and outstanding will be canceled in exchange for one ordinary share of New Jazz, (ii) each outstanding option under the Issuer’s equity incentive plans will be converted into an option to acquire, on substantially the same terms and conditions as were applicable under such option before the effective time of the Merger, the number of New Jazz ordinary shares equal to the number of shares of the Issuer’s Common Stock subject to such option immediately prior to the effective time of the Merger, at an exercise price per New Jazz ordinary share equal to the exercise price per share of the Issuer’s Common Stock otherwise purchasable pursuant to such option, (iii) each other stock award that is outstanding under the Issuer’s equity incentive plans will be converted into a right to receive, on substantially the same terms and conditions as were applicable under such stock award before the effective time of the Merger, the number of New Jazz ordinary shares equal to the number of shares of the Issuer’s Common Stock subject to such stock award immediately prior to the effective time and (iv) each outstanding warrant to acquire the Issuer’s Common Stock will be converted into a warrant to acquire, on substantially the same terms and conditions as were applicable under such warrant before the effective time of the Merger, the number of New Jazz ordinary shares equal to the number of shares of the Issuer’s Common Stock subject to such warrant immediately prior to the effective time, at an exercise price per New Jazz ordinary share equal to the exercise price per share of the Issuer’s Common Stock otherwise purchasable pursuant to such warrant. Upon consummation of the Merger (the “Closing”), the security holders of the Issuer prior to the Closing would own slightly under 80% of New Jazz, and Azur’s shareholders would own slightly over 20%.

The New Jazz ordinary shares to be issued to the stockholders of the Issuer will be registered with the Securities and Exchange Commission (the “SEC”) and are expected to be listed on the NASDAQ Global Stock Market. Upon consummation of the Merger, the Issuer’s Common Stock will be delisted from the NASDAQ Global Stock Market and will be eligible for termination of registration under the Securities Exchange Act of 1934, as amended, pursuant to Section 12(g)(4) thereof.

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Each of the parties has made customary representations and warranties in the Merger Agreement relating to itself and the transactions contemplated by the Merger Agreement. Any liability of the Issuer with respect to its representations and warranties will cease immediately following the Closing, except for any claims based on fraud. Azur’s representations and warranties in the Merger Agreement will generally survive for 18 months after the Closing, with liability with respect to certain specified representations and fraud by Azur surviving indefinitely. Prior to the Closing, certain Azur shareholders (each, an “Indemnitor”) will agree to indemnification obligations set forth in the Merger Agreement and appoint Seamus Mulligan as the Indemnitors’ representative. The Merger Agreement provides that the Indemnitors will, severally, not jointly, and on a pro rata basis, indemnify New Jazz, the Issuer and their respective directors, officers and employees (each, an “Indemnitee”) for breaches of the representations, warranties and covenants made by Azur in the Merger Agreement and other related agreements entered into by Azur at or prior to the effective time of the Merger, and any claims or actions by security holders of Azur prior to the Closing arising out of facts or circumstances existing on or prior to the Closing (subject to certain exceptions). The indemnification obligations are subject to limitations set forth in the Merger Agreement.

The Merger Agreement contains customary covenants of Azur, including covenants requiring Azur: (i) to conduct its business and operations solely in the ordinary course of business and consistent with past practices during the period between the execution of the Merger Agreement and the Closing and (ii) not to solicit, initiate or encourage the submission of any proposal, indication of interest, inquiry or offer relating to a competing transaction, or to participate in any or continue any discussions or negotiations regarding, or furnish to any other person any information with respect to, a competing transaction. The Merger Agreement also contains customary covenants of each of the parties to use its respective reasonable best efforts to take all actions necessary to consummate the transactions contemplated by the Merger Agreement and covenants with respect to the registration of the New Jazz ordinary shares to be outstanding as of the Closing under the Securities Act of 1933, as amended.

The obligation of each party to consummate the Merger or the transactions contemplated by the Merger Agreement is subject to certain conditions, including conditions with respect to the receipt of the requisite approval by the stockholders of the Issuer; accuracy of the representations and warranties of the other party to the applicable standard provided by the Merger Agreement; compliance by the other party with its covenants in the Merger Agreement in all material respects; absence of a material adverse effect on the other party’s business, financial condition, operations or results of operations (subject to certain exceptions) since the date of the Merger Agreement; satisfaction of the applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended; approval for listing of the New Jazz ordinary shares to be issued in the Merger and the New Jazz ordinary shares held by the Azur shareholders as of the Closing and effectiveness of the registration statement filed with the SEC with respect to the New Jazz ordinary shares to be issued in the Merger, as well as other customary closing conditions. In addition, the Issuer’s obligation to consummate the Merger is subject to completion of the Reorganization, specified employees of Azur remaining employed by Azur and specified matters related to noncompetition agreements being entered into by certain employees of Azur.

The Merger Agreement also contains termination rights, including that (i) the parties may terminate the transaction by mutual consent and (ii) either party will have the right to terminate the transaction if (A) the Closing has not occurred within 180 days from the date of the Merger Agreement (provided that no party shall have the right to terminate pursuant to this provision if such party’s failure to fulfill any obligation under the Merger Agreement has been the cause of the failure of the Closing to occur), (B) any government authority shall have issued an order permanently restraining or prohibiting the Merger or the Reorganization and such order becomes final and nonappealable, (C) the Issuer’s stockholders fail to approve the Merger at a meeting of the stockholders of the Issuer at which a vote is taken, (D) the other party breaches such party’s representations, warranties or covenants in the Merger Agreement in a manner that renders the closing conditions relating to the accuracy of the representations and warranties and compliance with covenants incapable of being satisfied (subject to cure period) or (E) after the date of the Merger Agreement the other party experiences a material adverse effect with respect to its business, financial condition, operations or results of operations (subject to certain exceptions).

The foregoing description of the Merger Agreement does not purport to be complete and is subject to, and qualified in its entirety by, the full text of the Merger Agreement, a copy of which is attached hereto as Exhibit 1 and is hereby incorporated into this report by reference.

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Voting Agreements

Concurrently with entering into the Merger Agreement, each of (i) Longitude Venture Associates, L.P. and Longitude Venture Partners, L.P., (ii) Versant Venture Capital II, L.P., Versant Side Fund II, L.P. and Versant Affiliates Fund II-A, L.P., (iii) KKR JP LLC and KKR JP III LLC, (iv) Jazz Investors, L.L.C. and (v) Thoma Cressey Fund VII, L.P. and Thoma Cressey Friends Fund VII, L.P. (the stockholders referred to in (i) through (v) are referred to collectively as, the “Supporting Stockholders”), who owned in the aggregate approximately 18,181,395 (43.2%) of the outstanding shares of Common Stock of the Issuer as of the date of the Merger Agreement entered into separate Voting Agreements with the Issuer and Azur (collectively, the “Voting Agreements”) pursuant to which they agreed, among other things, to vote their shares of the Issuer in favor of the Merger, in favor of the execution and delivery by the Issuer of the Merger Agreement and the adoption and approval of the Merger Agreement and the terms thereof and in favor of each of the other actions contemplated by the Merger Agreement. In addition, pursuant to the Voting Agreements, the Supporting Stockholders granted an irrevocable proxy to Azur (as well as, Seamus Mulligan and David Brabazon, solely in their capacities as executive officers of Azur) to vote all of their shares of Common Stock at the special meeting of stockholders of the Issuer to approve the Merger and the other matters set forth in the Voting Agreements. The Voting Agreements also prohibit each of the Supporting Stockholders from selling or otherwise transferring securities of the Issuer owned by the stockholder as of the date of the Voting Agreements and all additional securities of the Issuer of which the stockholder acquires ownership during the term of the Voting Agreements. By virtue of the Voting Agreements and the grant by the Supporting Stockholders of their respective proxies to Azur, Azur may be deemed to share the power to vote or to direct the vote of the Supporting Stockholders’ shares of Common Stock with respect to the matters set forth in the Voting Agreements and, hence, be deemed to have beneficial ownership of such shares. The Supporting Stockholders also collectively hold warrants exercisable for an aggregate of 1,908,850 shares of Common Stock. If any Supporting Stockholder exercises any such warrant, the shares of Common Stock issued upon such exercise will become subject to the respective Voting Agreement, and as a result Azur may be deemed to have shared voting power in respect of such shares. All of the 18,181,395 shares of Common Stock, as well as any shares of Common Stock that may be issued upon the exercise by any Supporting Stockholder of any of the warrants referred to in this paragraph, are referred to as the “Subject Securities”.

The foregoing description of the Voting Agreements does not purport to be complete and is subject to, and qualified in its entirety by, the full text of the Voting Agreements, which are attached hereto as Exhibits 2 through 6 hereto and are hereby incorporated into this report by reference.

Item 5. Interest in Securities of the Issuer

(a)-(b) As described in Item 4 of this Schedule 13D, as a result of the Voting Agreements and the grant by the Supporting Stockholders of their respective proxies to Azur to vote their shares to approve the Merger and the other matters set forth in the Voting Agreement, the Reporting Person may be deemed to share the power to vote or to direct the vote of the Subject Securities with respect to such matters. The Reporting Person’s current beneficial ownership in the Issuer and the Common Stock arising from such shared ownership is set forth on the cover page to this Schedule 13D and is incorporated by reference herein. The ownership percentage appearing on such cover page has been calculated based on an aggregate total of 42,100,241 shares of Common Stock issued and outstanding as of September 15, 2011, as represented by the Issuer in the Merger Agreement.

The number of outstanding shares of Common Stock of Issuer that may be deemed to be beneficially owned by the Reporting Person with respect to which there is (i) sole voting power is none, (ii) shared voting power is 18,181,395, with respect to those matters set forth in the Voting Agreements, (iii) sole dispositive power is none, and (iv) shared dispositive power is none. The foregoing does not include 1,908,850 shares of Common Stock that may be issued to the Supporting Stockholders upon exercise of warrants held by the Supporting Stockholders. If any Supporting Stockholder exercises any such warrant, the shares of Common Stock issued upon such exercise will become subject to the respective Voting Agreement, and as a result the Reporting Person may be deemed to have shared voting power in respect of such shares.

The filing of this Schedule 13D by the Reporting Person shall not be considered an admission that the Reporting Person is the beneficial owner of any of the shares of Common Stock covered by this Schedule 13D for any purpose, and the Reporting Person expressly disclaims such beneficial ownership.

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(c) Except as set forth in this Schedule 13D with reference to the Merger Agreement and the Voting Agreements, neither the Reporting Person nor, to the knowledge of the Reporting Person, any director or officer of the Reporting Person or the other persons listed in Item 2(a)-(c) or in Schedule 1 hereto, has effected any transaction in the Common Stock during the past 60 days.

(d) To the knowledge of the Reporting Person, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Subject Securities.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Other than as described in Items 3, 4 and 5, which are incorporated herein by reference, and in the agreements and documents attached as exhibits hereto or incorporated herein by reference, to the knowledge of the Reporting Person, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 or between such persons and any other person with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, the existence of which would give another person voting or investment power over the securities of the Issuer.

Item 7. Material to be filed as Exhibits.

1.	Agreement and Plan of Merger and Reorganization by and among Azur, Merger Sub, the Issuer and Seamus Mulligan, solely in his capacity as the representative for the Azur security holders, dated as of September 19, 2011.

2.	Voting Agreement by and among Azur, the Issuer, Longitude Venture Associates, L.P. and Longitude Venture Partners, L.P., dated as of September 19, 2011.

3.	Voting Agreement by and among Azur, the Issuer, Versant Venture Capital II, L.P., Versant Side Fund II, L.P. and Versant Affiliates Fund II-A, L.P., dated as of September 19, 2011.

4.	Voting Agreement by and among Azur, the Issuer, KKR JP LLC and KKR JP III LLC, dated as of September 19, 2011.

5.	Voting Agreement by and among Azur, the Issuer and Jazz Investors, L.L.C., dated as of September 19, 2011.

6.	Voting Agreement by and among Azur, the Issuer, Thoma Cressey Fund VII, L.P. and Thoma Cressey Friends Fund VII, L.P., dated as of September 19, 2011.

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated as September 28, 2011

By:	/s/ David Brabazon
	Name:	David Brabazon
	Title:	Chief Financial Officer

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Schedule 1

The name and principal occupation or employment of the directors and executive officers of Davycrest Nominees and Amber Note as of the date hereof are as set forth below. The business address of each of the below individuals is Davy House, 49 Dawson Street, Dublin 2 Ireland.

Name	Principal Occupation or Employment
Directors and Executive Officers of Davycrest Nominees
Anthony Garry	Chief Executive Officer of J&E Davy
Brian McKiernan	Head of Private Clients at J&E Davy

Directors and Executive Officers of Amber Note
Anthony Garry	Chief Executive Officer of J&E Davy
Kyran McLaughlin	Head of Capital Markets at J&E Davy
Brian McKiernan	Head of Private Clients at J&E Davy
David Smith	Head of Private Clients at J&E Davy

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Exhibit Index

1.	Agreement and Plan of Merger and Reorganization by and among Azur, Merger Sub, the Issuer and Seamus Mulligan, solely in his capacity as the representative for the Azur security holders, dated as of September 19, 2011.

2.	Voting Agreement by and among Azur, the Issuer, Longitude Venture Associates, L.P. and Longitude Venture Partners, L.P., dated as of September 19, 2011.

3.	Voting Agreement by and among Azur, the Issuer, Versant Venture Capital II, L.P., Versant Side Fund II, L.P. and Versant Affiliates Fund II-A, L.P., dated as of September 19, 2011.

4.	Voting Agreement by and among Azur, the Issuer, KKR JP LLC and KKR JP III LLC, dated as of September 19, 2011.

5.	Voting Agreement by and among Azur, the Issuer and Jazz Investors, L.L.C., dated as of September 19, 2011.

6.	Voting Agreement by and among Azur, the Issuer, Thoma Cressey Fund VII, L.P. and Thoma Cressey Friends Fund VII, L.P., dated as of September 19, 2011.

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